[redacted]

10025783

S. AMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 31249

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thornburg Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 N. Ridgetop RD
(No. and Street)

Santa Fe,	NM	87506
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carolyn M. Dobbs (505) 467-5122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

PO Box 3939,	Albuquerque	NM	87190
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carolyn M. Dobbs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thornburg Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carolyn M Dobbs
Signature

Financial/Operations Principal
Title

Annette Lopez/Sena
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

My commission expires: April 14, 2010

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Auditors' Report

The Stockholders
Thornburg Securities Corporation:

We have audited the accompanying balance sheets of Thornburg Securities Corporation (the Company) (an S Corporation) as of December 31, 2009 and 2008, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thornburg Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 22, 2010

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Balance Sheets

December 31, 2009 and 2008

Assets		**2009**	**2008**
Cash and cash equivalents (including compensating balances of $25,000 in 2009 and 2008)	$	7,978,760	8,071,612
Investment in Thornburg New Mexico Intermediate Municipal Fund (cost of $1,156,098 in 2009 and $1,112,762 in 2008)		1,166,588	1,064,189
Receivables:			
Distributor's commissions		109,913	51,775
Related party (note 3)		—	51,301
Other		169	12,812
Prepaid expenses		94,195	81,796
Investment in NASDAQ stock		3,300	3,300
Property and equipment (net of accumulated depreciation of $83,951 and $78,624 in 2009 and 2008, respectively)		15,063	29,214
	$	9,367,988	9,365,999
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	4,044,925	3,229,406
Stockholders' equity (note 2):			
Class A common stock of $1 par value. Authorized 10,000 shares; issued and outstanding 2,500 shares and 2,500 shares in 2009 and 2008, respectively		2,500	2,500
Class B common stock of $1 par value, nonvoting. Authorized 10,000 shares; issued and outstanding 1,500 shares and 1,500 shares in 2009 and 2008, respectively		1,500	1,500
Additional paid-in capital		1,152,153	1,152,153
Retained earnings		4,166,910	4,980,440
Total stockholders' equity		5,323,063	6,136,593
Commitments and contingencies (notes 6, 8, and 9)			
	$	9,367,988	9,365,999

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Operations

Years ended December 31, 2009 and 2008

		2009	2008
Revenues:			
Distributor's commissions	$	1,315,351	2,145,013
Interest (note 3)		54,872	192,380
Gain (loss) on investments in Thornburg mutual funds, net, including unrealized gains of $59,064 in 2009 and losses of $33,489 in 2008		59,064	(33,489)
Customer service		21,568	36,617
Marketing reimbursement (note 3)		11,257,026	11,072,378
Miscellaneous		4,000	4,000
		12,711,881	13,416,899
Expenses (note 3):			
Commissions		7,109,054	6,892,551
Salaries		2,399,662	2,357,970
Bonus		1,080,295	1,120,623
Profit sharing and 401(k) plan (note 5)		660,630	590,433
Travel		572,046	689,928
Payroll taxes		354,627	360,428
Meals and entertainment		354,186	456,394
Insurance		343,451	289,556
Rent		211,011	90,984
Licenses and fees		81,231	195,681
Telephone		79,207	92,051
Legal and accounting		51,254	62,106
Supplies		42,316	30,845
Computer		40,660	48,079
Dues and subscriptions		40,571	41,327
Training and education		36,119	55,641
Contract employment		34,432	72,410
Depreciation		12,377	27,134
Loss on disposal of property and equipment		6,537	224
Copying		5,388	5,041
Postage		3,804	5,796
Repairs and maintenance		3,405	1,296
Miscellaneous		2,063	34,486
DTF fund expense		1,085	9,062
		13,525,411	13,530,046
Net loss	$	(813,530)	(113,147)

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Stockholders' Equity

Years ended December 31, 2009 and 2008

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Class A	Class B			
Balances at December 31, 2007	$ 2,500	1,500	1,152,153	5,093,587	6,249,740
Net loss	—	—	—	(113,147)	(113,147)
Balances at December 31, 2008	2,500	1,500	1,152,153	4,980,440	6,136,593
Net loss	—	—	—	(813,530)	(813,530)
Balances at December 31, 2009	$ 2,500	1,500	1,152,153	4,166,910	5,323,063

See accompanying notes to financial statements.

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Statements of Cash Flows

Years ended December 31, 2009 and 2008

		2009	2008
Cash flows from operating activities:			
Net loss	$	(813,530)	(113,147)
Adjustments to reconcile net loss to net cash flows from operating activities:			
Depreciation		12,377	27,134
(Gain) loss on investments in Thornburg mutual funds		(59,064)	33,489
Loss on disposal of property and equipment		6,537	224
Change in assets and liabilities:			
Distributor's commissions receivable		(58,138)	192,505
Related-party receivables		51,301	2,080,515
Other receivables		12,643	83,098
Prepaid expenses		(12,399)	22,673
Accounts payable and accrued expenses		815,519	(709,397)
Net cash flows from operating activities		(44,754)	1,617,094
Cash flows from investing activities:			
Proceeds from sales of property and equipment		125	1,295
Purchase of property and equipment		(4,888)	(3,233)
Purchases of investments in Thornburg mutual funds		(43,335)	(41,867)
Net cash flows from investing activities		(48,098)	(43,805)
Net (decrease) increase in cash and cash equivalents		(92,852)	1,573,289
Cash and cash equivalents, beginning of year		8,071,612	6,498,323
Cash and cash equivalents, end of year	$	7,978,760	8,071,612

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Nature of Business

Thornburg Securities Corporation (the Company or Thornburg), a Delaware corporation, is the distributor for the Thornburg Investment Trust (the Trust). The Trust is a Massachusetts business trust.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934, engaged in the business of general securities brokerage and the rendering of other financial services related to its general securities business. Accounts are offered on a fully disclosed basis through contractual agreements with clearing brokers.

The primary source of revenue for the Company (not including marketing reimbursements, see note 3) is distributor commissions. In addition, the Company also serves as an introducing broker for certain transactions not involving Thornburg funds. The Company's revenue from distributor commissions and marketing reimbursement is dependent upon future marketing and sales of the Thornburg family of mutual funds. The decline in the early part of 2009 and the on-going uncertainty throughout the rest of 2009 in the financial markets adversely affected the Company's revenue. The Company cannot predict whether, when, or the manner in which the condition of the financial markets will change.

(b) Investment Securities

Shares of Thornburg New Mexico Intermediate Municipal Fund (affiliate) are stated at market value, and unrealized gains or losses are recognized in the statements of operations using the specific-identification method. Interest income is recorded as earned.

(c) Commissions

Commissions are recorded on a trade-date basis as sales of Thornburg mutual funds occur.

(d) Property and Equipment

Property and equipment are stated at cost. Depreciation on all property and equipment is computed using an accelerated method based upon useful lives of three to seven years. Cost of repairs and maintenance is charged to expense as incurred.

(e) Income Taxes

The Company is treated as an S Corporation for income tax purposes whereby the income or loss of the Company is reflected in the individual tax returns of its stockholders. Accordingly, the financial statements do not reflect federal and state income taxes. The Company adopted Financial Accounting Standards Board (FASB) Staff Position No. FIN 48, *Accounting for Uncertainty in Income Taxes*, included in ASC Subtopic 740-10 – *Income Taxes-Overall*, effective January 1, 2009. Due to the Company's tax status as an S Corporation, this did not have any effect on the balance sheet or statement of operations as of or for the year ended December 31, 2009.

(f) ***Cash and Cash Equivalents***

For purposes of the statements of cash flows, the Company considers investments in highly liquid interest-bearing accounts with maturities of less than three months to be cash equivalents.

(g) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported and are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience, the current economic environment, and other factors, which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements of future periods.

(h) ***Fair Value Measurements***

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820, *Fair Value Measurements and Disclosures*, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The Company had only Level 1 assets at December 31, 2009 and 2008.

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company had no such assets or liabilities at December 31, 2009.

(Continued)

(2) Stock Ownership

All of the Company's outstanding Class A common stock and 20% of its outstanding Class B common stock are held by one individual (the Director). In addition, although not owned by the individual, 27% of the Company's outstanding Class B common stock is held in trust for the benefit of that individual's descendants.

(3) Transactions with Related Parties

The Thornburg family of mutual funds were organized and formed by the Company and Thornburg Investment Management, Inc. (TIM). TIM is an affiliate, which is wholly owned by the Company's stockholders. During the normal course of operations, the Company incurs costs related to the marketing and sales of the Thornburg family of mutual funds. As determined by written agreement between the Company and TIM, TIM pays the Company for these marketing and sales efforts. These costs were $11,257,026 and $11,072,378 for the years ended December 31, 2009 and 2008, respectively, and are included in various expense categories in the accompanying statements of operations. Additionally, the Company has recorded receivables from TIM in the amounts of $0 and $51,301, and recorded payables to TIM in the amounts of $36,889 and $0 as of December 31, 2009 and 2008, respectively. Also see note 4.

In March of 2009, the Company relocated its corporate headquarters into a building owned by Ridgetop Road LLC (Ridgetop Road), which is a wholly owned subsidiary of TIM. The rent paid to TIM and subsequently passed on to Ridgetop Road was $170,619 for the year ended December 31, 2009.

During the years ended December 31, 2009 and 2008, the Company earned $43,336 and $52,120, respectively, in interest income from its cash equivalents and investments with Thornburg mutual funds.

(4) Sale of Fee Rights

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class B shares of the Thornburg family of mutual funds to an unrelated party on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class B shares at its cost. The Company retained servicing responsibilities for which it will receive annual servicing fees of $4,000.

During 2000, the Company entered into an agreement to sell the rights to receive contingent deferred sales charges, other fees, and prepaid commissions associated with certain Class C shares of the Thornburg family of mutual funds to TIM on an ongoing basis. Pursuant to the agreement, the Company sold the fee rights associated with Class C shares at its cost, which approximated $7,715,624 and $10,106,306 in 2009 and 2008, respectively, and retained the servicing responsibilities.

(5) Profit Sharing and 401(k) Plan

The Company sponsors a profit sharing/401(k) plan for which substantially all employees are eligible. Annual contributions are made in the amounts determined by the Company's director. During 2009 and 2008, the Company made profit sharing contributions of approximately $398,943 and $393,700, respectively, on behalf of its employees. Under the provisions of the plan, participants begin vesting in benefits after two years and are fully vested upon completion of six years of service.

(Continued)

The Company has a 401(k) safe harbor plan for which substantially all employees are eligible. Under the plan, the Company contributes 3% of each employee's annual compensation (as defined in the plan), up to certain dollar limits as specified by federal law. Employees may contribute any amount up to the maximum allowable by law. The Company's contribution is made regardless of whether the employee chooses to contribute additional amounts. Under the plan, employees are 100% vested in all company nonelective contributions as well as all personal deferrals. Company 401(k) contributions were approximately $163,000 and $148,000 for 2009 and 2008, respectively.

The plan was initially funded using employees' shares of the Thornburg Value Fund and the Thornburg International Value Fund held in the profit sharing plan. These shares were transferred to the 401(k) plan and maintain their original vesting schedule as described above.

(6) Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $100,000 or 6 2/3% of total liabilities and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1 at December 31, 2009 and 2008, respectively. The Company had excess net capital of $4,822,318 and $5,618,734 and had aggregate indebtedness to net capital ratios of 0.79 to 1 and 0.55 to 1 at December 31, 2009 and 2008, respectively.

(7) Reserve Requirements

The Company acts as an introducing broker, which clears all transactions, with and for customers, on a fully disclosed basis with a clearing broker-dealer. The Company promptly transmits all customer funds and securities to the clearing broker-dealer, which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4. As such, the Company is exempt from the reserve requirements under Rule 15c3-3.

(8) Contingencies

In the normal course of business, the Company is subject to claims, litigation, investigations, and proceedings. Management of the Company believes that such matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

(9) Subordinate Liabilities

As of and during the years ended December 31, 2009 and 2008, the Company had no liabilities subordinated to the claims of general creditors.

(10) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 22, 2010, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

Schedule

THORNBURG SECURITIES CORPORATION

(An S Corporation)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Net capital:		
Total stockholders' equity per the accompanying financial statements	$	5,323,063
Deduct:		
Assets which are not readily convertible into cash		(131,486)
Haircuts on money market funds and investment securities		(81,661)
Excess deductible portion of liability insurance		(17,936)
Net capital		5,091,980
Minimum net capital required		269,662
Excess net capital	$	4,822,318
Aggregate indebtedness – accounts payable and accrued expenses	$	4,044,925
Ratio of aggregate indebtedness to net capital		0.79

The above computation of net capital agrees with the computation of the Company on the amended FOCUS Form X-17A-5, Part IIA, as of December 31, 2009, filed by the Company on February 16, 2010.

See accompanying independent auditors' report.

KPMG

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Internal Control Report Required by SEC

December 31, 2009

KPMG

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Stockholders
Thornburg Securities Corporation:

In planning and performing our audit of the financial statements and supplemental schedule of Thornburg Securities Corporation (the Company) (an S Corporation) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

KPMG

KPMG LLP
Suite 700
Two Park Square
6565 Americas Parkway NE
PO Box 3990
Albuquerque, NM 87190

Independent Accountants' Report on Applying Agreed-Upon Procedures

The Board of Directors
Thornburg Securities Corporation, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedule of assessment and payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Thornburg Securities Corporation, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively referred to as the "specified parties," solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement records noting no differences.

2. Compared the total revenue amounts reported on Form X-17A-5 (Amended) for the three-month period ended December 31, 2009 and the total revenue amounts reported on the Form X-17A-5 for the three-month period ended June 30, 2009 and September 30, 2009 respectively; as applicable, with the amount reported on the accompanying Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009 noting no differences.

3. Compared any adjustments reported in the accompanying Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in the accompanying Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the accompanying Form SIPC-7T on which it was originally computed noting no overpayments on the accompanying Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 22, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Thornburg Securities Corporation
Atten: Corporate Accounting
2300 N. Ridgetop RD
Santa Fe, NM 87506-8361

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Carolyn M. Dobbs (505) 467-5122

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 25,431.46

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.00)

1/30/2009
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 25,281.46

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 25,281.46

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 25,281.46

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Thornburg Securities Corporation
(Name of Corporation, Partnership or other organization)

Carolyn M Dobbs
(Authorized Signature)

Managing Director
(Title)

Dated the 5th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending ________, 20__
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 10,210,844
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		38,261
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 0	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 0	
Enter the greater of line (i) or (ii)		-
Total deductions		38,261
2d. SIPC Net Operating Revenues		$ 10,172,583
2e. General Assessment @ .0025		$ 25,431.46

(to page 1 but not less than $150 minimum)

KPMG

THORNBURG SECURITIES CORPORATION
(An S Corporation)

Financial Statements and Schedule

December 31, 2009 and 2008

(With Independent Auditors' Report Thereon)

and

Independent Auditors' Report on
Internal Control Required by
SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3